SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 2)

WHITE ELECTRONIC DESIGNS CORPORATION

(Name of Subject Company)

WHITE ELECTRONIC DESIGNS CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, stated value $0.10 per share

(Title of Class of Securities)

963801105

(CUSIP Number of Class of Securities)

Brian Kahn

Chairman of the Board of Directors

and

Gerald R. Dinkel

President and Chief Executive Officer

White Electronic Designs Corporation

3601 East University Drive

Phoenix, Arizona 85034

(602) 437-1520

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Bradley L. Finkelstein, Esq.

Nathaniel P. Gallon, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2010 (as previously filed with the SEC, and as the same may be amended or supplemented from time to time, including the Amendment No. 1 filed on April 8, 2010, the “Schedule 14D-9”) by White Electronic Designs Corporation, an Indiana corporation (the “Company”), relating to the offer (the “Offer”) by Rabbit Acquisition Corp., an Indiana corporation (“Purchaser”) and wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), as set forth in a Tender Offer Statement filed by Parent and Purchaser on Schedule TO, dated March 31, 2010 (as previously filed with the SEC, and as the same may be amended or supplemented from time to time, including the Amendment No. 1 filed on April 9, 2010 and Amendment No. 2 filed on April 16, 2010 the “Schedule TO”), to purchase all of the outstanding shares of common stock, stated value $0.10 per share (the “Shares”), of the Company, at a purchase price of $7.00 per Share, net to the tendering shareholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 31, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

(i) The subsection entitled “Conditions to Offer” in Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following statement as a new sentence after the first full sentence of such subsection, and (ii) the subsection entitled “Antitrust” in Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following statement as a new paragraph after the last paragraph of such subsection:

“At 11:59 p.m. New York City time on April 15, 2010, the required waiting period under the HSR Act in connection with the purchase of Shares in the Offer and the Merger expired. Accordingly, the condition to the Offer relating to the termination or expiration of the HSR Act waiting period has been satisfied. The Offer continues to be conditioned upon other conditions described in the Offer to Purchase and the related Letter of Transmittal.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

Exhibit Number	Description

(a)(6)	Press Release issued by Microsemi Corporation on April 16, 2010 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO/A filed with the SEC by Microsemi Corporation on April 16, 2010).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

WHITE ELECTRONIC DESIGNS CORPORATION

By:	/S/ GERALD R. DINKEL
GERALD R. DINKEL
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated: April 16, 2010

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(6)	Press Release issued by Microsemi Corporation on April 16, 2010 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO/A filed with the SEC by Microsemi Corporation on April 16, 2010).